POLICY

CLAWBACK POLICY
Date Effective: November 3, 2020	Date Revised: July 28, 2023	Policy No. 2-8
Department: Legal	Author: Legal
Approved by: Centerra Board of Director

1.Purpose
The Board of Directors (the “Board”) of Centerra Gold Inc. (“Centerra”) has adopted this Clawback Policy (the “Policy”) to govern the recovery of excess Incentive-Based Compensation (as defined below) paid, granted or awarded to Executive Officers (as defined below) in certain circumstances where the financial results of Centerra are restated.
2.Definitions
For purposes of this Policy, the following terms shall have the meanings set out below:
a.“Clawback Period” means the three completed fiscal years immediately preceding the earlier of (1) the date the Board (or a committee thereof) or the officer or officers of Centerra authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that Centerra is required to prepare a Restatement, or (2) the date that a court, regulator, or other legally authorized body directs Centerra to prepare a Restatement. In addition, the Clawback Period includes any transition period (that results from a change in Centerra’s fiscal year) within or immediately following those three completed fiscal years. However, a transition period between the last day of Centerra’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to twelve months would be deemed a completed fiscal year.
b.“Executive Officer” means Centerra’s current or former President, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer (or if there is no Chief Accounting Officer, then the Controller), Vice President, Finance and any Executive Vice President of Centerra in charge of a principal business unit, division or function, and any other current or former officer or person who performs or performed a significant policy-making function for Centerra, including executive officers of Centerra subsidiaries.
c.“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received by a current or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement, which shall be calculated without regard to any taxes paid.
d.“Financial reporting measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing Centerra’s financial statements, and any measures that are derived wholly or in part from such measures. For the avoidance of doubt, stock price and total shareholder return are financial reporting measures.
e.“Incentive-Based Compensation” means any compensation (including cash and equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure. For the avoidance of doubt, Incentive-Based Compensation does not include (1) base salary, (2) compensation awarded based solely on service to Centerra (such as a time-vested awards of restricted share units and options), or (3) compensation awarded based solely on subjective standards, strategic measures (such as upon completion of a corporate transaction) or operational measures (such as attainment of a certain market share).
f.“NYSE” means the New York Stock Exchange.

g.“Restatement” means any accounting restatement of Centerra’s financial results due to material non-compliance of Centerra with any financial reporting requirement under the securities laws, including any required accounting restatement to correct a material error to previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
h.“Share Units” means stock options, share appreciation rights, restricted share units, performance share units under Centerra’s Omnibus Incentive Plan or other similar forms of share units granted to Executives from time to time under Centerra’s incentive compensation plans, as amended or adopted by Centerra from time to time.
3.Recovery of Erroneously Awarded Compensation upon Restatement
In the event that Centerra is required to prepare a Restatement, then the Board shall require each Executive Officer to repay and/or forfeit the Erroneously Awarded Compensation received by such Executive Officer during the Clawback Period. Incentive-Based Compensation shall be deemed “received” in the fiscal period during which the applicable financial reporting measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant occurs after the end of that fiscal period. This applies to all Incentive-Based Compensation received by a person: (i) after beginning service as an Executive Officer (including Incentive-Based Compensation derived from an award authorized before the individual is newly hired as an Executive Officer, e.g. inducement grants), (ii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation, (iii) while Centerra has a class of securities listed on a national securities exchange or a national securities association, and (iv) during the Clawback Period.
The Board shall have the discretion to cancel awards, withhold payments or take such other action as it deems appropriate to recoup all Erroneously Awarded Compensation from the Executive Officers. Where the Erroneously Awarded Compensation consists of equity compensation, the Board will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:
a.if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;
b.if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Executive Officer still holds the Underlying Shares, Centerra will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and
c.if the Underlying Shares have been sold by the Executive Officer, Centerra will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).
Where Incentive-Based Compensation is based only in part on the achievement of a financial reporting measure performance goal, Centerra will determine the portion of the original Incentive-Based Compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Erroneously Awarded Compensation will be calculated on a pre-tax basis to ensure that Centerra recovers the full amount of incentive-based compensation that was erroneously awarded.
For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (a) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (b) Centerra shall maintain and provide documentation of the determination of that reasonable estimate to the NYSE. Clawback of Erroneously Awarded Compensation shall be without regard to any fault, misconduct, responsibility or involvement of the Executive Officer in the material non-compliance with financial reporting measures that resulted in the Restatement.
The Board will take such action as it deems appropriate, in its sole and absolute discretion, to reasonably promptly clawback the Erroneously Awarded Compensation, unless Centerra’s committee of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the Board, determines that it would be impracticable to recover such amount because (1) the direct costs of enforcing recovery would exceed the Erroneously Awarded Compensation amount to be recovered subsequent to making a reasonable and documented attempt at recovery; or (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of Centerra, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder, based on opinion of counsel; or (3) if the recovery of the incentive-based compensation would violate the home-country laws of Centerra based on an opinion of home country counsel, which opinion must be provided to the NYSE.
4.Additional Recovery upon restatements as a result of misconduct under SOX Section 304
If Centerra is required to prepare an accounting restatement due to material non-compliance with financial reporting requirements as a result of misconduct, with any financial reporting requirement under the securities laws, then in accordance with Section 304 of the Sarbanes-Oxley Act of 2002 (“SOX”), the Board shall have the discretion to require the Chief Executive Officer and Chief Financial Officer (at the time the financial document embodying such financial reporting requirement was originally issued) to reimburse Centerra for:
a.any bonus or other incentive-based or equity-based compensation received from Centerra during the 12-month period following the first public issuance or filing with the U.S. Securities and Exchange Commission (whichever first occurs) of such financial document; and
b.any profits realized from the sale of securities of Centerra during that 12-month period.
Such repayment shall be without regard to the knowledge, engagement or involvement of the Executive Officer in the misconduct.

To the extent that the provisions of this Policy on Recovery of Erroneously Awarded Compensation upon Restatement (the “Rule 10D-1 Clawback Requirements”) would provide for recovery of incentive-based compensation recoverable by Centerra pursuant to SOX requirements discussed in this provision, and/or any other recovery obligations (including pursuant to employment agreements, or plan awards), the amount such Executive Officer has already reimbursed Centerra shall be credited to the required recovery under the Rule 10D-1 Clawback Requirements.
5.General
This Policy may be amended by the Board from time to time. Changes to this Policy will be communicated to all persons to whom this Policy applies.

The Board may delegate to the Board’s Nominating and Corporate Governance Committee all determinations to be made and actions to be taken by the Board under this Policy.

Any determination made by the Board or, if applicable, the Nominating and Corporate Governance Committee under this Policy shall be final, binding and conclusive on all parties.

This Policy applies only to Incentive-Based Compensation paid, awarded or granted in respect of periods beginning on or after January 1, 2021 (the “Effective Date”).

The remedies available to the Board under this Policy shall not be exhaustive and nothing herein shall preclude Centerra from taking any disciplinary actions in respect of the acts or conduct of an Executive Officer as Centerra deems appropriate in the circumstances, up to and including termination of employment, as well as any other remedies or recourses available to Centerra.

In no event shall Centerra be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.

Centerra will not indemnify or provide insurance to cover any repayment of Incentive-Based Compensation in accordance with this Policy.

This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting or other agreement with Centerra or any of its subsidiaries.

The provisions of this Policy are intended to be applied to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

This Policy shall not be deemed to contradict the existing terms of any outstanding agreements, plans, programs or other arrangements pursuant to which Incentive-Based Compensation may be awarded or paid by Centerra and shall supersede any such agreements, plans, programs or other arrangements to the extent of any inconsistency with this Policy in respect of Incentive-Based Compensation paid, awarded or granted in respect of periods beginning on or after the Effective Date.

Executive Officers are required to acknowledge annually, in the form attached as Schedule “A’ hereto, that they have read this Policy and understand that this Policy shall be binding and enforceable against them, their beneficiaries, heirs, executors, administrators or other legal representatives. If you have questions about the interpretation of this Policy, please contact Centerra’s General Counsel.

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Schedule “A”

CLAWBACK POLICY
ACKNOWLEDGEMENT
______________________________________________________________________________

The undersigned hereby (i) acknowledges that he/she is an Executive Officer, has read the Clawback Policy of Centerra Gold Inc. (the “Clawback Policy”) and understands the nature and consequences of the terms of the Clawback Policy as it pertains to his/her Incentive-Based Compensation and (ii) agrees to the terms of the Clawback Policy. Capitalized terms used herein have the meanings given to them in the Clawback Policy.

Date: __________________________________________

Signature of Executive: __________________________________________

Printed Name of Executive: __________________________________________

Title: __________________________________________